Exhibit 99.1

Radware Announces Third Quarter 2017 Earnings

Third Quarter 2017 Results and Financial Highlights

•	Revenues of $53 Million, up 13% from the third quarter of 2016
•	Non-GAAP EPS of $0.04; GAAP EPS of ($0.03)
•	Operating cash flow for the last twelve months of $47 million

TEL AVIV, ISRAEL, NOVEMBER 1, 2017 — Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions securing the digital experience for applications in virtual, cloud and software defined data centers, today announced its consolidated financial results for the quarter ended September 30, 2017.

"We are very pleased with our performance and results for the third quarter, which came in at the high end of our expectations. We enjoyed strong bookings across product lines and geographies, with particularly strong growth in our cloud business," said Roy Zisapel, Radware President & CEO. "With our leading technology, comprehensive offering and flexible deployment models, we are well positioned to address our customers' most pressing security issues. We are committed to consistent execution of our strategy, and look forward to continue benefiting from positive market trends and deliver long-term growth for Radware."

Financial Highlights for the Third Quarter of 2017

Revenues for the third quarter of 2017 totaled $53.0 million, up 13% from revenues of $46.9 million for the third quarter of 2016.

Revenues in the Americas region were $26.6 million for the third quarter of 2017, up 33% from revenues of $20.0 million in the third quarter of 2016. Revenues in the EMEA region were $13.8 million for the third quarter of 2017, up 13% from revenues of $12.2 million in the third quarter of 2016. Revenues in the APAC region were $12.7 million for the third quarter of 2017, down 14% from revenues of $14.7 million in the third quarter of 2016.

Net loss on a GAAP basis for the third quarter of 2017 was ($1.5) million or ($0.03) per diluted share, compared with net loss of ($2.4) million or ($0.06) per diluted share for the third quarter of 2016.

Non-GAAP net income for the third quarter of 2017 was $1.8 million or $0.04 per diluted share, compared with non- GAAP net income of $1.6 million or $0.04 per diluted share for the third quarter of 2016.

Non-GAAP results are calculated excluding the impact of stock-based compensation, exchange rate differences, net on balance sheet items included in financial income, amortization of intangible assets, acquisition costs and litigation costs. A reconciliation of each of the company's non-GAAP measures to the comparable GAAP measured is included at the end of this press release.

As of September 30, 2017, the Company had cash, cash equivalents, short-term and long-term bank deposits and marketable securities of $330.9 million. Cash generated from operations in the third quarter of 2017 totaled $5.8 million.

Conference Call

Radware management will host a call today, November 1, 2017 at 8:30 am ET to discuss its third quarter 2017 results.

Participants in the US call: Toll Free 866-393-4306

Participants Internationally call:  +1-734-385-2616

Conference ID:  9186337

A replay will be available for 2 days, starting 2 hours after the end of the call, on telephone number +1-404-537-3406 or (US toll-free) 855-859-2056.

A live webcast of the conference call can also be heard by accessing the Company's website at: http://www.radware.com/IR/. The webcast will remain available for replay during the next 12 months.

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Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of gross profit, operating income, financial income, net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, in accordance with ASC No. 718, amortization of intangible assets, acquisition costs, litigation costs and exchange rate differences, net on balance sheet items included in finance income. Such exchange rate differences may vary from period to period due to changes in exchange rates driven by general market conditions or other circumstances outside of the normal course of Radware's operations. Management believes that exclusion of these charges allows comparisons of operating results that are consistent across past, present and future periods. Furthermore, Radware uses a measure called "total deferred revenues" which is defined as the sum of short and long term deferred revenues on the balance sheet and uncollected billed amounts that were offset against trade receivables, and are not presented on the balance sheet. Radware's management believes the non-GAAP financial information provided in this release is useful to investors for the purpose of understanding and assessing Radware's ongoing operations. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release, to the most directly comparable GAAP financial measures, is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and, as such, has determined that it is important to provide this information to investors.

Safe Harbor Statement

This press release may contain statements concerning Radware's future prospects that are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware's current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; changes in the competitive landscape; inability to realize our investment objectives; timely availability and customer acceptance of our new and existing products; risks and uncertainties relating to acquisitions, including costs and difficulties related to integration of acquired businesses; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; Competition in the market for Application Delivery and Network Security solutions and our industry in general is intense; and other factors and risks on which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, reference is made to Radware's most recent Annual Report on Form 20-F, as amended, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware's public filings are available from the SEC's website at www.sec.gov or may be obtained on Radware's website at www.radware.com.

About Radware

Radware® (NASDAQ: RDWR), is a global leader of application delivery and cyber security solutions for virtual, cloud and software defined data centers. Its award-winning solutions portfolio delivers service level assurance for business-critical applications, while maximizing IT efficiency. Radware's solutions empower more than 10,000 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down.  For more information, please visit www.radware.com

©2017 Radware Ltd. All rights reserved. Radware and all other Radware product and service names are registered trademarks or trademarks of Radware in the U.S. and other countries. All other trademarks and names are property of their respective owners.

CONTACTS Investor Relations: Anat Earon-Heilborn +972 723917548 ir@radware.com Media Contacts: Deborah Szajngarten Radware 201-785-3206 deborah.szajngarten@radware.com

Radware Ltd.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	September 30,	December 31,
	2017	2016
	(Unaudited)
Assets

Current assets
Cash and cash equivalents	53,530	79,639
Available-for-sale marketable securities	25,145	20,452
Short-term bank deposits	87,114	125,995
Trade receivables, net	12,314	19,407
Other receivables and prepaid expenses	3,905	4,159
Inventories	18,724	17,114
	200,732	266,766

Long-term investments
Available-for-sale marketable securities	70,717	74,967
Long-term bank deposits	94,361	19,092
Severance pay funds	2,830	2,597
	167,908	96,656

Property and equipment, net	24,487	26,354
Intangible assets, net	10,525	2,399
Other long-term assets	8,084	8,092
Goodwill	32,174	30,069

Total assets	443,910	430,336

Liabilities and shareholders' equity

Current Liabilities
Trade payables	4,552	5,971
Deferred revenues	63,534	53,061
Other payables and accrued expenses	25,107	26,232
	93,193	85,264

Long-term liabilities
Deferred revenues	38,658	31,100
Other long-term liabilities	9,130	14,209
	47,788	45,309

Shareholders' equity
Share capital	666	663
Additional paid-in capital	338,539	325,338
Accumulated other comprehensive loss, net of tax	(31)	(20)
Treasury stock, at cost	(116,442)	(116,029)
Retained earnings	80,197	89,811
Total shareholders' equity	302,929	299,763

Total liabilities and shareholders' equity	443,910	430,336

Radware Ltd.
Condensed Consolidated Statements of Loss
(U.S Dollars in thousands, except share and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	53,047	46,863	152,915	144,873
Cost of revenues	9,928	8,558	28,556	26,099
Gross profit	43,119	38,305	124,359	118,774

Operating expenses:
Research and development, net	14,678	13,072	43,931	39,497
Selling and marketing	27,189	24,853	79,578	75,630
General and administrative	4,152	4,245	13,312	13,907
Total operating expenses	46,019	42,170	136,821	129,034

Operating loss	(2,900)	(3,865)	(12,462)	(10,260)
Financial income, net	2,148	1,706	3,895	4,878
Loss before taxes on income	(752)	(2,159)	(8,567)	(5,382)
Taxes on income	(725)	(288)	(1,047)	(1,144)
Net loss	(1,477)	(2,447)	(9,614)	(6,526)

Basic net loss per share	(0.03)	(0.06)	(0.22)	(0.15)

Weighted average number of shares used to compute basic net loss per share	43,951,325	43,752,220	43,347,092	44,053,422

Diluted net loss per share	(0.03)	(0.06)	(0.22)	(0.15)

Weighted average number of shares used to compute diluted net loss per share	43,951,325	43,752,220	43,347,092	44,053,422

Radware Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP gross profit	43,119	38,305	124,359	118,774
Stock-based compensation	65	47	181	128
Amortization of intangible assets	379	253	1,051	760
Non-GAAP gross profit	43,563	38,605	125,591	119,662

GAAP research and development, net	14,678	13,072	43,931	39,497
Stock-based compensation	957	941	2,883	2,391
Non-GAAP Research and development, net	13,721	12,131	41,048	37,106

GAAP selling and marketing	27,189	24,853	79,578	75,630
Stock-based compensation	1,678	1,256	5,177	3,918
Amortization of intangible assets	23	27	70	79
Non-GAAP selling and marketing	25,488	23,570	74,331	71,633

GAAP general and administrative	4,152	4,245	13,312	13,907
Stock-based compensation	570	434	1,573	1,862
Acquisition costs	-	-	340	-
Litigation costs	357	889	1,976	3,486
Non-GAAP general and administrative	3,225	2,922	9,423	8,559

GAAP total operating expenses	46,019	42,170	136,821	129,034
Stock-based compensation	3,205	2,631	9,633	8,171
Acquisition costs	-	-	340	-
Amortization of intangible assets	23	27	70	79
Litigation costs	357	889	1,976	3,486
Non-GAAP total operating expenses	42,434	38,623	124,802	117,298

GAAP operating loss	(2,900)	(3,865)	(12,462)	(10,260)
Stock-based compensation	3,270	2,678	9,814	8,299
Acquisition costs	-	-	340	-
Amortization of intangible assets	402	280	1,121	839
Litigation costs	357	889	1,976	3,486
Non-GAAP operating income (loss)	1,129	(18)	789	2,364

GAAP finance income	2,148	1,706	3,895	4,878
Exchange rate differences, net on balance sheet items included in financial income	(729)	176	77	333
Non-GAAP finance income	1,419	1,882	3,972	5,211

GAAP loss before taxes on income	(752)	(2,159)	(8,567)	(5,382)
Stock-based compensation	3,270	2,678	9,814	8,299
Acquisition costs	-	-	340	-
Amortization of intangible assets	402	280	1,121	839
Litigation costs	357	889	1,976	3,486
Exchange rate differences, net on balance sheet items included in financial income	(729)	176	77	333
Non-GAAP income before taxes on income	2,548	1,864	4,761	7,575

GAAP net loss	(1,477)	(2,447)	(9,614)	(6,526)
Stock-based compensation	3,270	2,678	9,814	8,299
Acquisition costs	-	-	340	-
Amortization of intangible assets	402	280	1,121	839
Litigation costs	357	889	1,976	3,486
Exchange rate differences, net on balance sheet items included in financial income	(729)	176	77	333
Non GAAP net income	1,823	1,576	3,714	6,431

GAAP Net loss per diluted share	(0.03)	(0.06)	(0.22)	(0.15)
Stock-based compensation	0.07	0.06	0.22	0.19
Acquisition costs	0.00	0.00	0.01	0.00
Amortization of intangible assets	0.01	0.01	0.03	0.02
Litigation costs	0.01	0.02	0.04	0.08
Exchange rate differences, net on balance sheet items included in financial income	(0.02)	0.00	0.00	0.01
Non GAAP Net income per diluted share	0.04	0.04	0.08	0.15

Weighted average number of shares used to compute non-GAAP diluted net earnings per share	45,210,495	44,077,078	44,431,570	44,260,343

Radware Ltd.
Condensed Consolidated Statements of Cash Flow
(U.S. Dollars in thousands)

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities:

Net loss	(1,477)	(2,447)	(9,614)	(6,526)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	2,861	2,614	8,667	7,709
Stock based compensation	3,270	2,678	9,814	8,299
Gain from sale of available-for-sale marketable securities	-	(651)	-	(1,778)
Amortization of premium, accretion of discounts and accrued interest on available-for- sale marketable securities, net	450	385	1,081	1,277
Accrued interest on bank deposits	(720)	201	812	(455)
Increase (decrease) in accrued severance pay, net	44	(51)	220	290
Increase in trade receivables, net	5,324	4,711	7,226	5,064
Decrease (increase) in other current assets, prepaid expenses and deferred income taxes, net	(459)	149	379	(260)
Increase (decrease) in inventories	731	(631)	(1,610)	(490)
Increase in trade payables	(1,415)	(1,036)	(1,551)	(4,204)
Increase (decrease) in deferred revenues	2,713	(6,773)	17,662	1,821
Increase (decrease) in other payables and accrued expenses	(5,483)	(421)	(9,579)	4,512
Excess tax benefit from stock-based compensation	-	-	-	74
Net cash provided by (used in) operating activities	5,839	(1,272)	23,507	15,333

Cash flows from investing activities:

Purchase of property and equipment	(1,240)	(2,561)	(5,597)	(8,071)
Proceeds from (investment in) other long-term assets, net	(4)	(3)	12	-
Proceeds from (investment in) bank deposits, net	(2,074)	16,097	(37,200)	1,708
Proceeds from (investment in) sale, redemption of and purchase of available-for-sale marketable securities ,net	485	4,339	(1,538)	7,600
Payment for acquisition of subsidiary, net of cash acquired	-	-	(8,269)	-
Net cash provided (used in) in investing activities	(2,833)	17,872	(52,592)	1,237

Cash flows from financing activities:

Proceeds from exercise of stock options	851	330	3,389	330
Excess tax benefit from stock-based compensation	-	-	-	(74)
Repurchase of shares	(413)	-	(413)	(11,712)
Net cash provided by (used in) financing activities	438	330	2,976	(11,456)

Increase (decrease) in cash and cash equivalents	3,444	16,930	(26,109)	5,114
Cash and cash equivalents at the beginning of the period	50,086	21,928	79,639	33,744
Cash and cash equivalents at the end of the period	53,530	38,858	53,530	38,858